UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LyondellBasell Industries N.V.
(Name of Issuer)
Class A ordinary shares, par value €0.04 per share
(Title of Class of Securities)
N53745100
(CUSIP Number)
Alejandro Moreno
c/o Access Industries, Inc
730 Fifth Avenue, 20th Floor
New York, New York 10019
Tel. No.: (212) 247-6400
with copies to:
Matthew E. Kaplan
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI International Chemicals S.À.R.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	7	SOLE VOTING POWER

NUMBER OF		55,936,658 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		34,506,708 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		55,936,658 shares

WITH	10	SHARED DISPOSITIVE POWER

34,506,708 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Len Blavatnik

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI Chemical Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI SMS L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. AI SMS GP Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Access Industries, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Access Industries Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,443,366 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

90,443,366 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Altep 2010 L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		334,010 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,109,356 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		334,010 shares

WITH	10	SHARED DISPOSITIVE POWER

90,109,356 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

CUSIP No.	N53745100	13D

1	NAME OF REPORTING PERSON. Access Industries, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		334,010 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		90,109,356 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		334,010 shares

WITH	10	SHARED DISPOSITIVE POWER

90,109,356 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,443,366 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

15.99%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) All percentages are based on an aggregate of 565,673,773 ordinary shares issued and outstanding on November 9, 2010 as reported in the Issuer’s quarterly report on Form 10-Q filed on November 10, 2010.

Item 1.	Security and Issuer
     This Schedule 13D relates to the Class A ordinary shares, par value €0.04 per share (the “ordinary shares”), of LyondellBasell Industries N.V. (the “Issuer”). The address of the principal executive officers of the Issuer is Weena 737, 3013AM Rotterdam, The Netherlands.

Item 2.	Identity and Background
     The identity and background of the following persons filing this Schedule 13D (each a “Reporting Person,” and collectively, the “Reporting Persons”) is as follows:

Jurisdiction of
	Address of		Organization/
Name	Business/Principal Office	Principal Business/Occupation	Citizenship
AI International Chemicals S.À.R.L.	15-17 Ave. Gaston Diderich L-1420 Luxembourg	Holding Issuer securities	Luxembourg

Len Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States of America

AI Chemical Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

AI SMS L.P.	Trinity Chambers Road Town Tortola British Virgin Islands	Holding strategic investments in a variety of industries worldwide	British Virgin Islands

AI SMS GP Limited	Trinity Chambers Road Town Tortola British Virgin Islands	General partner of AI SMS L.P.	British Virgin Islands

Access Industries, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Manager of companies holding strategic investments in a variety of industries worldwide	Delaware

Altep 2010 L.P.	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, Inc.	730 Fifth Avenue New York, NY 10019	Holding strategic investments and managing companies holding strategic investments in a variety of industries worldwide	New York
     The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as

Exhibit 99.1 hereto.
     None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 3.	Source and Amount of Funds or Other Consideration
     On April 23, 2010, the United States Bankruptcy Court in the Southern District of New York approved the Issuer’s Third Amended and Restated Plan of Reorganization (the “Plan of Reorganization”) and the Issuer emerged from bankruptcy on April 30, 2010. AI International Chemicals S.À.R.L. (“AIIC”) and its affiliates acquired 53,000,168 ordinary shares in connection with the Issuer’s exit from bankruptcy proceedings, including shares purchased in an offering by the Issuer of rights to purchase ordinary shares pursuant to the Plan of Reorganization and shares acquired from other holders; and acquired 3,270,500 ordinary shares through open market purchases.
     On December 13, 2010, AIIC entered into a postpaid share forward agreement (the “Forward Contract”) with Bank of America, N.A. (“BofA”) with an effective date of December 14, 2010. If AIIC elects to settle the Forward Contract through physical settlement, BofA will be obligated to deliver to AIIC 34,172,698 ordinary shares against payment by AIIC of the price of $28 per ordinary share. Any such physical settlement is subject to the condition that AIIC has made all filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and the waiting period under the HSR Act has expired or been terminated. The waiting period under the HSR Act expired at 11:59 pm on December 31, 2010.
     During the term of the Forward Contract, AIIC is required to make monthly payments to BofA relating to the notional value of the Forward Contract (net of cash collateral posted by AIIC as of the commencement of the Forward Contract) and will receive a payment from BofA in an amount equal to any cash dividends paid on the reference number of ordinary shares at the settlement of the Forward Contract. The terms of the Forward Contract are more fully described in Item 6 hereof. If AIIC elects to physically settle the Forward Contract, the source of funds for this purchase is expected to be capital contributions from AIIC’s sole member and/or loans from one or more financial institutions. AIIC may fund some or all of the amount that would be due upon physical settlement of the Forward Contract with proceeds of a loan under a $500 million margin loan facility that may be secured by some of the ordinary shares held by AIIC.

Item 4.	Purpose of Transaction
     AIIC acquired the ordinary shares it holds directly as an investment in the regular course of AIIC’s business. Pursuant to the terms of the Nomination Agreement (described in Item 6, below), AIIC has the right to nominate a member to the Issuer’s supervisory board. AIIC has nominated Stephen F. Cooper to serve as a member of the Issuer’s supervisory board.
     AIIC has entered into the Forward Contract as an investment in the regular course of AIIC’s business. AIIC currently intends to elect physical settlement under the Forward Contract on or before its expiration on January 31, 2011, subject to market conditions, the trading prices of ordinary shares, alternative investment opportunities, the availability of funds, and the outlook for the petrochemicals industry and the Issuer. If AIIC elects physical settlement of the Forward Contract, it will have the right to nominate an additional member to the Company’s supervisory board as a result of its increased ownership following the settlement of the Forward Contract. AIIC would expect to exercise that right.
     The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional ordinary shares in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s ordinary shares, in each case, subject to limitations under applicable law.
     The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.
     Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer
     (a)-(b) The responses of each of the Reporting Persons with respect to Rows 11, 12 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of ordinary shares (including but not limited to footnotes to such information) are incorporated herein by reference.
     The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of ordinary shares as to which each of the persons or entities referenced in Item 2 above has sole power or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition (including but not limited to footnotes to such information) are incorporated herein by reference.
     AIIC holds 55,936,658 ordinary shares directly and may be deemed to share investment and voting power over the 34,172,698 ordinary shares that AIIC may acquire pursuant to the Forward Contract. Each of the Reporting Persons, pursuant to Rule 13d-4 of the Act, disclaims beneficial ownership of the 34,172,698 ordinary shares that any of the Reporting Persons may acquire or be deemed to beneficially own pursuant to the Forward Contract, and nothing contained in this Schedule 13D shall be construed as an admission that any of the Reporting Persons are the beneficial owners of any securities covered by the Forward Contract. Each of AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 55,936,658 ordinary shares held directly by AIIC and the 34,172,698 ordinary shares that AIIC may acquire pursuant to the Forward Contract. AI Chemical Holdings LLC controls AIIC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC. AI SMS L.P. is the sole member of AI Chemical Holdings LLC. AI SMS GP Limited is the general partner of AI SMS L.P. and, as such, may be deemed to share voting and investment power over the ordinary shares deemed beneficially owned by AIIC, AI Chemical Holdings LLC and AI SMS L.P. Access Industries, LLC controls AI SMS GP Limited and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P. and AI SMS GP Limited. Access Industries Management, LLC controls Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and, as a result, may be deemed to share voting and investment power over the ordinary shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC and Access Industries Management, LLC. Because of their relationships with the other reporting persons, Altep 2010 L.P. (“Altep”) and Access Industries, Inc. may be deemed to share investment and voting power over the ordinary shares beneficially owned by AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC and Mr. Blavatnik. Each of AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Altep, Access Industries, Inc. and Len Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than AIIC, disclaims beneficial ownership of the shares held by AIIC.
     Altep holds 334,010 ordinary shares directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 334,010 ordinary shares held directly by Altep. Access Industries, Inc. is the general partner of Altep and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 334,010 ordinary shares held by Altep. Because of their relationships with the other reporting persons, each of AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC and Access Industries Management, LLC may be deemed to share investment and voting power over the ordinary shares beneficially owned by Altep, Access Industries, Inc. and Mr. Blavatnik. Each of AIIC, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries, LLC, Access Industries Management, LLC, Access Industries, Inc. and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, other than Altep, disclaims beneficial ownership of the shares held by Altep.
     (c) On December 13, 2010, AIIC entered into the Forward Contract. AIIC obtained the right to acquire the shares subject to the Forward Contract on January 1, 2011.
     (d) Except as otherwise described in Item 6, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ordinary shares.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Forward Contract
     On December 13, 2010, AIIC entered into the Forward Contract with BofA with respect to 34,172,698 ordinary shares. The effective date of the Forward Contract was December 14, 2010. During the term of the Forward Contract, AIIC is required to make monthly payments, calculated based on one-month LIBOR plus a spread, to BofA relating to the notional value of the Forward Contract (net of cash collateral posted by AIIC as of the commencement of the Forward Contract) and will receive a payment from BofA in an amount equal to any cash dividends paid on the reference number of ordinary shares at the settlement of the Forward Contract. AIIC pledged to BofA collateral consisting of cash and ordinary shares currently owned by AIIC to support its obligations under the Forward Contract.
     The price specified in the Forward Contract is equal to $28. Under the Forward Contract, BofA will also charge certain commissions and fees and the cost of financing the holdings of hedge shares by BofA over the term of the Forward Contract described below. The number of shares held by BofA as a hedge with respect to the Forward Contract cannot exceed 15% of the outstanding shares of the Issuer. The Forward Contract allows AIIC to elect either to physically settle the Forward Contract, i.e., to take delivery of the underlying ordinary shares, or to cash settle the transaction, i.e., to receive or pay the change in the value of the underlying ordinary shares on a specified date or at an earlier date elected by AIIC. If physical settlement is elected, BofA will be obligated to deliver to AIIC 34,172,698 ordinary shares against payment by AIIC of $28 per ordinary share. Any such physical settlement is subject to the condition that AIIC has made all filings required under the HSR Act, and the waiting period under the HSR Act has expired or been terminated. The waiting period under the HSR Act expired at 11:59 pm on December 31, 2010.
     In the case of cash settlement, if the price of the ordinary shares has increased over $28 per ordinary share, BofA will pay AIIC the amount of the increase; and if the price of the ordinary shares has decreased from $28 per ordinary share, AIIC will pay BofA the amount of the decrease. If cash settlement occurs, an objective current market price will be used to determine the amount to be paid or delivered.
     Any ordinary shares that BofA may own or acquire as a hedge to its exposure under the Forward Contract will be held for the sole benefit of BofA and will not be held on behalf of the Reporting Persons. Any such ordinary shares will not be pledged to AIIC or any Reporting Person to secure the performance of BofA under the Forward Contract, and the Reporting Persons do not and will not have any direct claim on any ordinary shares held by BofA as a hedge in the case of a default or bankruptcy of BofA. AIIC does not and will not have any rights to any ordinary shares held by BofA as a hedge unless and until those ordinary shares are delivered to AIIC. The Reporting

Persons do not and will not have a right to direct the voting or disposition of any such ordinary shares, and BofA will not accept any instruction as to the voting or disposition of such ordinary shares from any of the Reporting Persons. BofA does not and will not have any rights to direct or affect the acquisition, holding, voting or disposition of any ordinary shares held by the Reporting Persons.
     The preceding summary of the Forward Contract is not intended to be complete and is qualified in its entirety by reference to the full text of the Forward Contract, a copy of which is attached as Exhibit 99.2 hereto, and which is incorporated by reference herein.
Nomination Agreement
     On April 30, 2010, AIIC entered into a nomination agreement (the “Nomination Agreement”) with the Issuer. Pursuant to the Nomination Agreement, AIIC had the right to nominate one member to the initial supervisory board of the Issuer. AIIC also had the right to approve any appointees to the Issuer’s supervisory board by the Issuer’s Chief Financial Officer and Chief Legal Officer during the period from the date of the Nomination Agreement through the date the Issuer’s shares were listed on the New York Stock Exchange.
     Subsequent to the initial nomination to the Issuer’s supervisory board described above, at any time that AIIC and its affiliates together hold 5% or more but less than 12% of the outstanding stock of the Issuer, the Issuer shall use its reasonable best efforts to ensure that a nominee of AIIC is appointed to the supervisory board in accordance with the terms of the Issuer’s Articles of Association. Similarly, subsequent to the initial nomination to the Issuer’s supervisory board described above, at any time that AIIC and its affiliates together hold 12% or more but less than 18% of the outstanding stock of the Issuer, the Issuer shall use its reasonable best efforts to ensure that at least two nominees of AIIC are appointed to the supervisory board in accordance with the terms of the Issuer’s Articles of Association and if AIIC and its affiliates together hold 18% or more of the outstanding stock of the Issuer, the Issuer shall use its reasonable best efforts to ensure that at least three nominees of AIIC are appointed to the supervisory board in accordance with the terms of the Issuer’s Articles of Association.
     If, pursuant to the Nomination Agreement, AIIC becomes entitled to nominate three members to the Issuer’s supervisory board, then so long as AIIC remains entitled to nominate three members to the supervisory board, at least one member of the Issuer’s supervisory board nominated by AIIC will be entitled to serve on each committee of the supervisory board (to the extent not prohibited by law or by any then applicable stock exchange rules or listing requirements).
     The Nomination Agreement will terminate as of the date that AIIC, together with its affiliates, holds directly or indirectly less than 5% of the outstanding stock of the Issuer, but shall terminate no earlier than April 30, 2011.
     Registration Rights Agreement
     On April 30, 2010, an affiliate of AIIC entered into a registration rights agreement (the “Registration Rights Agreement”) with the Issuer and two other holders of the Issuer’s outstanding securities, Leveragesource (Delaware), LLC and Ares Corporate Opportunities Fund III, L.P. (collectively, the “Holders”).
     Pursuant to the Registration Rights Agreement, the Issuer agreed to file an initial shelf registration statement (the “Initial Registration Statement”) with the SEC by the 30th day after the Issuer’s registration statement on Form 10 was declared effective by the SEC; provided, that if the Issuer’s registration statement on Form 10 was declared effective by the SEC on a date that is more than 90 days after the effective date of the Plan of Reorganization, the Issuer agreed to file such Initial Registration Statement by no later than 10 days after the Issuer’s registration statement on Form 10 was declared effective by the SEC. The Initial Registration Statement relates to the offer and sale of the Issuer’s securities to the public by the Holders from time to time, on a delayed or continuous basis, but not involving an underwritten offering. Pursuant to the Registration Rights Agreement, the Issuer has agreed to use its reasonable best efforts to (a) cause the Initial Registration Statement to be declared effective by the SEC, (b) keep such Initial Registration Statement continuously effective, subject to certain exceptions and (c) not suspend the use of the prospectus included in the Initial Registration Statement in order to permit such prospectus to be usable by the Holders until the earlier of (i) two years from the date of effectiveness of such Initial Registration Statement, (ii) the Issuer’s filing of a short-form or automatic shelf registration statement covering all of the Issuer’s securities issued to the Holders and such registration statement having been declared effective by the SEC or (iii)

there being no more of the Issuer’s outstanding securities issued to the Holders.
     Following the later of 90 days after the effective date of the Plan of Reorganization and the date this Registration Statement is declared effective, but (i) at any time prior to the first anniversary of the effective date of the Plan of Reorganization, the holders of a majority of the securities then held by the Holders and (ii) at any time on or after the first anniversary of the effective date of the Plan of Reorganization, any Holder may make a specified number of requests for registration on Form S-1 or similar long-form registration statement of the securities under the Securities Act of 1933, as amended (the “Securities Act”); provided, however that the Issuer may satisfy such a request by amending or supplementing the Initial Registration Statement to provide for an underwritten offering on behalf of the Holders that made such request. Additionally, after the first anniversary of the effective date of the Plan of Reorganization, the Holders may request registration on Form S-3, or other similar short-form registration statement, if available, of the Holders’ securities. Further, upon the Issuer becoming a Well-Known Seasoned Issuer, as defined in the Securities Act, the Issuer will give written notice to the Holders of the basis for that status and register the sale of the Holders’ securities under an automatic shelf registration statement promptly thereafter.
     Whenever the Issuer proposes to register any securities, or proposes to offer any of its ordinary shares to the public, the Issuer must give prompt written notice to all Holders and include the Holders’ securities in the public offering for which the Issuer receives written requests within the time prescribed by the Registration Rights Agreement from the Holders for inclusion therein. However, in the case of an underwritten offering, the Issuer may exclude the Holders’ securities requested for inclusion therein if the managing underwriter for such offering advises the Issuer that inclusion of such securities would materially and adversely affect such offering because such securities are not of the same type, class or series as the securities to be offered and sold therein.
To the best of each Reporting Persons’ knowledge, except as described above in this Item 6, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit
No.	Description

99.1	Joint Filing Agreement, dated as of January 7, 2011, by and between AI International Chemicals S.À.R.L., Mr. Blavatnik, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries LLC, Access Industries Management LLC, Altep 2010 L.P. and Access Industries, Inc.

99.2	Forward Contract, dated as of December 13, 2010, by and between AI International Chemicals S.À.R.L. and Bank of America, N.A.

99.3	Nomination Agreement, dated as of April 3, 2010, between AI International Chemicals S.À.R.L. and LyondellBasell Industries N.V., incorporated by reference to Exhibit 4.5 of Amendment 2 to LyondellBasell Industries N.V.’s registration statement on Form 10, filed on July 26, 2010.

99.4	Registration Rights Agreement, dated as of April 30, 2010, among LyondellBasell Industries N.V. and the Holders (as defined therein) incorporated by reference to Exhibit 4.7 of Amendment 2 to LyondellBasell Industries N.V.’s registration statement on Form 10, filed on July 26, 2010.

99.5	Power of Attorney.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AI INTERNATIONAL CHEMICALS S.À.R.L.
By:	/s/ Alejandro Moreno
Alejandro Moreno, Class A Member

LEN BLAVATNIK
*
Len Blavatnik

AI CHEMICAL HOLDINGS LLC By: Access Industries Management, LLC
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

AI SMS L.P. By: AI SMS GP LIMITED By: Belvaux Management Limited
By:	/s/ Ronan J.E. Kuczaj
	Name:	Ronan J.E. Kuczaj
	Title:	Director

AI SMS GP LIMITED By: Belvaux Management Limited
By:	/s/ Ronan J.E. Kuczaj
	Name:	Ronan J.E. Kuczaj
	Title:	Director

ACCESS INDUSTRIES, LLC By: Access Industries Management, LLC
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ALTEP 2010 L.P. By: Access Industries, Inc.
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

ACCESS INDUSTRIES, INC.
By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
	Title:	Senior Vice President

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
	Name:	Alejandro Moreno
Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
No.	Description

99.1	Joint Filing Agreement, dated as of January 7, 2011, by and between AI International Chemicals S.À.R.L., Mr. Blavatnik, AI Chemical Holdings LLC, AI SMS L.P., AI SMS GP Limited, Access Industries LLC, Access Industries Management LLC, Altep 2010 L.P. and Access Industries, Inc.

99.2	Forward Contract, dated as of December 13, 2010, by and between AI International Chemicals S.À.R.L. and Bank of America, N.A.

99.3	Nomination Agreement, dated as of April 3, 2010, between AI International Chemicals S.À.R.L. and LyondellBasell Industries N.V., incorporated by reference to Exhibit 4.5 of Amendment 2 to LyondellBasell Industries N.V.’s registration statement on Form 10, filed on July 26, 2010.

99.4	Registration Rights Agreement, dated as of April 30, 2010, among LyondellBasell Industries N.V. and the Holders (as defined therein) incorporated by reference to Exhibit 4.7 of Amendment 2 to LyondellBasell Industries N.V.’s registration statement on Form 10, filed on July 26, 2010.

99.5	Power of Attorney.